Annual Report

Cover Page

Name of issuer:

3DMia, LLC

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: MI
> Date of organization: 10/12/2015

Physical address of issuer:

2488 Eagle Lane
Holland MI 49424

Website of issuer:

http://wwww.nextdoorphotos.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,082,332.00	$913,304.00
Cash & Cash Equivalents:	$128,599.00	$530,725.00
Accounts Receivable:	$481,402.00	$279,176.00
Short-term Debt:	$376,529.00	$323,325.00
Long-term Debt:	$974,327.00	$1,078,701.00
Revenues/Sales:	$2,518,674.00	$2,185,054.00
Cost of Goods Sold:	$214,429.00	$178,122.00
Taxes Paid:	$0.00	$0.00
Net Income:	($91,916.00)	$226,407.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

3DMia, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Vander Kuyl	CEO	Next Door Photos	2015
Taylor Blom	Sales and Marketing	Next Door Photos	2015
Nate Karsten	Managing Partner	SameDay	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Vander Kuyl	CEO	2015
Taylor Blom	Chief Revenue Officer	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
3DMia Management, LLC	1000000.0 Class A Common Unit	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does

not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our future success depends on addition of new Next Door Photos Local Owners who are responsible for driving business in their markets. There can be no assurance that we will be successful in attracting and retaining other Local Owners which we require to successfully grow our business.
>
> Potential strategic relationships may not achieve their objectives, which could impede the Company's growth. The Company anticipates that it will enter into strategic relationships in the future. The Company is continually exploring strategic relationships designed to expand its product offerings, enter new markets, and improve its distribution channels. The Company's existing strategic relationships and any new strategic relationships may not achieve their intended objectives, and parties to the Company's strategic relationships may not perform as contemplated. The failure of these relationships may impede the Company's ability to manufacture and source products and introduce new products and enter new markets, thus potentially impacting the success of the business.
>
> If the Company fails to maintain and promote its brand, its business and operating results will be harmed. The Company believes that maintaining and promoting its brand is critical to expanding its base of consumers and sponsors. If the Company is unable to achieve viable widespread recognition in a relative short period of time it will not achieve the anticipated revenue growth.
>
> The Company's performance is influenced by a variety of economic, social, and political factors. General economic conditions and consumer spending patterns can negatively impact the Company's operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors that may affect the real estate market or consumer spending on discretionary items can adversely affect the demand for the Company's products.
>
> Political and other factors also can affect the Company's performance. Concerns about presidential, congressional, and state elections and legislature and policy shifts resulting from those elections can affect the demand for our products. Additionally, international political risks including, but not limited to, legislation, policy shifts, and presidential policy associated with our strategic partners could impact the bottom line.
>
> A significant disruption in the Company's computer systems or a cyber-security breach could adversely affect our operations. The Company relies extensively on its computer systems to run and manage its products. The Company's systems are subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, and human error, and our disaster recovery planning cannot account for all eventualities. If the Company's systems are damaged, fail to function properly, or otherwise become compromised or unavailable, the Company may incur substantial costs to repair or replace them, and the Company may experience loss of critical data and interruptions or delays in its ability to perform critical functions, which could adversely affect the Company's business and operating results. Any compromise of the Company's data security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to the Company's reputation, loss or misuse of the information, and a loss of confidence in the Company's data security measures, which could harm its business.
>
> The Company has limited operating history. Therefore, the Company can only provide financial information using projections based on financial assumptions. Actual results may differ materially from those included in the Company's financial projections.
>
> An investment in the Company may not meet the investment criteria for certain tax-exempt participants. In considering an investment in the Units of a portion of the assets of a trust or of a pension or profit-sharing plan qualified under Code Section 401(a) and exempt from tax under Code Section 501(a), a fiduciary should consider: (i) whether the investment satisfies the diversification requirements of ERISA Section 404; (ii) whether the investment is prudent, as the Units are not freely transferable and there will not be a market created in which participants can sell or otherwise dispose of the Units; and (iii) whether the Units or the underlying assets owned by the Company constitute "Plan Assets" under ERISA.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Units	1,000,000	1,000,000	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	N/A
Options:	N/A

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Paul Vander Kuyl
Issue date	10/14/15
Amount	$85,000.00
Outstanding principal plus interest	$80,000.00 as of 02/29/20
Interest rate	3.0% per annum
Maturity date	10/13/20
Current with payments	Yes

Line of Credit

Loan

Lender	SAW Financial, LLC
Issue date	10/24/17
Amount	$50,000.00
Outstanding principal plus interest	$52,000.00 as of 02/11/20
Interest rate	10.5% per annum
Maturity date	10/25/21
Current with payments	Yes

Promissory Note

Loan

Lender	Luke Bouman
Issue date	11/20/17
Amount	$100,000.00
Outstanding principal plus interest	$105,000.00 as of 02/11/20
Interest rate	10.5% per annum
Maturity date	12/21/20
Current with payments	Yes

Promissory Note

Loan

Lender	Manfred Jeske
Issue date	10/31/19
Amount	$50,000.00
Outstanding principal plus interest	$54,000.00 as of 02/11/20
Interest rate	20.0% per annum
Maturity date	05/01/20
Current with payments	Yes

Promissory Note

Loan

Lender	David Millary
Issue date	11/07/19

Amount $50,000.00

Outstanding principal plus interest $5,200.00 as of 02/11/20

Interest rate 10.0% per annum

Maturity date 05/08/20

Current with payments Yes

Promissory Note

Loan

Lender David Millary

Issue date 12/19/19

Amount $50,000.00

Outstanding principal plus interest $5,150.00 as of 02/11/20

Interest rate 10.0% per annum

Maturity date 06/20/20

Current with payments Yes

Promissory Note

Convertible Note

Issue date 10/20/19

Amount $100,000.00

Interest rate 20.0% per annum

Discount rate 0.0%

Uncapped Note Yes

Maturity date 04/21/19

Conversion Price, [For the purpose Of this Note. Conversion Price shall mean the price per Unit issued in a Qualified Financing, as hereinafter defined. For the purpose of this Note, "Qualified Financing" shall mean, any venture capital, institutional or other investor financing or series of related financing with the principal purpose of raising capital and involving the issuance Of Units Of the Maker at the closing of such financing in an aggregate amount of at least $500,000. In the event a Qualified Financing has not occurred, Lender shall not have the right to convert to Class B Units.

Convertible Note

Issue date 02/06/20

Amount $75,000.00

Interest rate 20.0% per annum

Discount rate 0.0%

Uncapped Note Yes

Maturity date 11/07/20

Conversion Price, [For the purpose Of this Note. Conversion Price shall mean the price per Unit issued in a Qualified Financing, as hereinafter defined. For the purpose of this Note, "Qualified Financing" shall mean, any venture capital, institutional or other investor financing or series of related financing with the principal purpose of raising capital and involving the issuance Of Units Of the Maker at the closing of such financing in an aggregate amount of at least $100,000. In the event a Qualified Financing has not occurred, Lender shall not have the right to convert to Class B Units.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2018	Section 4(a)(2)	Common stock	$675,000	General operations
10/2019	Section 4(a)(2)	Convertible Note	$100,000	General operations
2/2020	Section 4(a)(2)	Convertible Note	$75,000	General operations
4/2020	Regulation D, 506(c)	Priced Round	$125,192	General operations
6/2021	Section 4(a)(2)	Common stock	$300,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect

material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Luke Bouman
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	11/21/17
Outstanding principal plus interest	$105,000.00 as of 03/11/20
Interest rate	10.0% per annum
Maturity date	11/21/20
Outstanding	Yes
Current with payments	Yes
Relationship	Investor

Name	Paul Vander Kuyl
Amount Invested	$85,000.00
Transaction type	Loan
Issue date	10/15/15
Outstanding principal plus interest	$80,000.00 as of 03/10/20
Interest rate	3.0% per annum
Maturity date	10/13/20
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Line of Credit

Name	Taylor Blom
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	04/25/19
Outstanding principal plus interest	$23,610.00 as of 03/10/20
Interest rate	12.0% per annum
Maturity date	09/01/20
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Promissory Note

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Next Door Photos (NDP) is a rapidly growing real estate marketing company that partners with entrepreneurs to create businesses that serve realtors locally, while providing sustainable jobs for vulnerable, rescued, and underserved populations globally. NDP has 300+ editing teammates in the Philippines, Kenya, and Nepal that supply 50+ locations in North America.

NDP hopes to grow into new markets across North America with a goal of creating 10,000 meaningful jobs for those who are vulnerable, rescued, or underserved

Milestones

3DMia, LLC was incorporated in the State of Michigan in October 2015.

Since then, we have:

- RECENT GROWTH - Each of the first 3 months of 2022 has shown highest monthly revenue when compared to the same months in previous years
- PROVEN TRACTION - 2021 revenue of $2.52M with aggregate revenue growth of 40% year over year
- VERIFIED IMPACT - NDP is a Certified B Corp that verifies their commitment to social and environmental sustainability.
- PROVEN MODEL - NDP partners with entrepreneurs through a shared ownership model to launch locations that can grow to $1M revenue in 7 years
- GLOBAL GROWTH - NDP has 300+ editing partners in the Philippines, Kenya, and Nepal that supply 40+ locations in North America
- SCALABLE PLATFORM - NDP executed 60,000+ photo shoots in 2021.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $2,518,674 compared to the year ended December 31, 2020, when the Company had revenues of $2,185,054. Our gross margin was 91.49% in fiscal year 2021, compared to 91.85% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $1,082,332, including $128,599 in cash. As of December 31, 2020, the Company had $913,304 in total assets, including $530,725 in cash.
- *Net Loss.* The Company has had net losses of $91,916 and net income of $226,407 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $1,350,856 for the fiscal year ended December 31, 2021 and $1,402,026 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $460,000 in debt, $1,350,000 in equity, and $175,000 in convertibles.

Our operational performance forecasted for the remainder of 2022 will provide enough free cash flow to fund our future growth and we do not anticipate requiring any further financing at this time.

Runway & Short/Mid Term Expenses

3DMia, LLC cash in hand is $97,238, as of March 2022. Over the last three months, revenues have averaged $117,354/month, cost of goods sold has averaged $13,242/month, and operational expenses have averaged $156,455/month, for an average burn rate of $52,343 per month.

Revenue for 3DMia increased to approximately $2.52M in 2022. We strengthened our 3 partnerships with remote editing locations in 3 separate geographical

locations. We continue to increase capacity, build a scalable supply base, and reduce risk of interruption of supply. Collectively across all NDP locations, there over 400 photographers with over 8,000 repeat customers.

We were able to consolidate our debt to long-term, low-interest rate SBA loans protecting future cash outflows. There are 250 NDP Location territory opportunities in N. America and the objective is to continue to expand into new markets for the next 5 to 7 years. 2022 plans include automating our digital platform and creating a process driven organization that will ensure scalability into 2022 and beyond.

2020 was a profitable year for NDP due to the SBA PPP funding received during the year. 2021 was a -5.5% net income, and 2022 is forecasted to return to profitability of 20% due to reduced fixed expenses and an increase in the profit share provided by the individual NDP's.

We do not anticipate requiring any additional capital to sustain our operations in the near future and our operational free cash flow will continue to improve for us to build up our cash reserves. Should additional funds be required, 3DMia does have access to a line of credit.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Taylor Blom, certify that:

(1) the financial statements of 3DMia, LLC included in this Form are true and

complete in all material respects ; and

(2) the tax return information of 3DMia, LLC included in this Form reflects

accurately the information reported on the tax return for 3DMia, LLC filed for the

most recently completed fiscal year.

Taylor Blom
Sales and Marketing

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.nextdoorphotos.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Nate Karsten
    Paul Vander Kuyl
    Taylor Blom

Appendix E: Supporting Documents

    NDPOA.pdf
    NDPTermSheetv5.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Next Door Photos Subscription Agreement Revised

    Next Door Photos Subscription Agreement Revised

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Nate Karsten

    Paul Vander Kuyl

    Taylor Blom

Appendix E: Supporting Documents

    NDPOA.pdf
    NDPTermSheetv5.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

3DMia, LLC

By

Taylor Blom
_____
Co-Founder & CRO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul T VanderKuyl
_____
CEO
4/12/2022

Taylor Blom
_____
Co-Founder & CRO
4/12/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.